SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013 (Report No. 5)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

The first sentence in the press release attached to this Form 6-K is incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: May 31, 2013

Press Release

For Immediate Release

On Track Innovations Ltd. Appoints New Chief Financial Officer

Rosh Pina, Israel, May 31, 2013 - On Track Innovations Ltd. (“OTI”) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for NFC payments, eID Systems and other applications, today announced that Mr. Shay Tomer has been appointed Chief Financial Officer of the Company, effective June 1, 2013, replacing Ms. Tanir Horn-Wekselman.

Mr. Tomer, 35, is a Certified Public Accountant in Israel and joined OTI in 2007 acting first as a controller at its headquarters in Israel and then as deputy CFO since 2008 Among his responsibilities were consolidation of the global quarterly and annually reports, planning a global budget for each of the subsidiaries, implementation of Sarbanes-Oxley compliance and managing the company’s cash flow. Prior to OTI, Mr. Tomer was at Ernst & Young’s audit department and was a lecturer and instructor in accounting on the Open University of Israel. Mr. Tomer holds a B.A. in Accounting and Economics from the University of Haifa.

Mr. Tomer replaces Ms. Tanir Horn-Wekselman, who will leave the Company after six years of dedicated service.

“Shay’s deep knowledge and understanding of OTI, its subsidiaries around the world and its financial needs gives him a solid platform for the job of Chief Financial Officer,” said Ofer Tziperman, Chief Executive Officer of the Company. “We look forward to working with him as part of the Company's management team and as we are shaping the new strategy for the Company."

“Tanir has done a very good and professional job as Chief Financial Officer of the Company for the last four and a half years. I am pleased that Tanir will be available to assist the Company during the transition between CFOs,  thank her for her contribution to the Company and wish her success in all of her future endeavors,” continued Mr. Tziperman.

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About On Track Innovations Ltd.
On Track Innovations Ltd. (“OTI”) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC payment solutions, national electronic ID systems, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. Visit the website: www.otiglobal.com.

The content of OTI’s website mentioned above is not part of this press release.

OTI Contact:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com